[SUTHERLAND LETTERHEAD]

CYNTHIA M. KRUS

DIRECT LINE: (202) 383-0218

E-mail: cynthia.krus@sutherland.com

February 19, 2016

Via EDGAR

Edward P. Bartz, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Hancock Park Corporate Income, Inc. Registration Statement on Form 10-12G File No. 000-55552

Dear Mr. Bartz:

Hancock Park Corporate Income, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form 10-12G (File No. 000-55552), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2015 (the “Initial Registration Statement”) and amended in Amendment No. 1 to the Initial Registration Statement on February 8, 2016 (the “Amended Registration Statement” together with the Initial Registration Statement, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective sixty days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. The Company is in the process of responding to comments made by the Commission staff in a letter dated January 20, 2016.

The Company undertakes to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Should you have any questions regarding the foregoing application for withdrawal, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus